February 8, 2013

Era Anagnosti
Securities and Exchange Commission
Washington D.C. 20549

Re:	Epicure Charcoal, Inc. Registration Statement on Form S-1 Filed December 10, 2012 File No, 333-185368

Dear Ms. Anagnosti

In response to your letter dated January 3, 2013 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Epicure Charcoal, Inc. (the “Company”).  Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s January 3, 2013 letter in italicized text immediately before our response.

General

1.
Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933, does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Response:

We have amended our disclosure as per your recommendation, under the caption Risks Related to the Company’s Market and Strategy by adding the following to the 1st paragraph, last sentence under this heading on page 12 to read as follow; “The Company is currently a shell company as we have no operations and assets consisting solely of cash” We have further amended our disclosure under the heading Description of Business, 1st paragraph, page 18, the last sentence to read as follows: “The Company is currently a shell company as we have no operations and assets consisting solely of cash.”

2.
Notwithstanding your assertion on page three that you are not a blank check company, disclosures indicate that you are a development stage company with nominal operations consisting of developing a business model, no revenues, no arrangements for additional financing, and no developed products. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 or otherwise explain to us why Rule 419 does not apply to this offering.

Response:

The company has a specific business plan as per the “Plan of Operations on page 20 of the company registration statement” The Company has no plans to merge with or acquire with an operating company. See “Item 2. Inside Front and Outside Back Cover Pages of Prospectus.” Paragraph 4 page 3.

3.
We note your disclosure in the second paragraph of the “Summary Information about Epicure Charcoal, Inc.” disclosure on page five. Advise us of all other registration statements of companies for which your sole director and officer may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response:

The Company’s President Mr. Alex Robertson has not acted as a promoter nor had a controlling interest in any company that is either dormant or actively reporting with the Commission.

4.	There are numerous discrepancies between the pagination in the table of contents and the pagination in the filing. For example, the table of contents indicates that the dilution section is on page 15. The dilution section, however, begins after the legal proceedings section on page 25. Please revise to ensure that the pagination in the table of contents corresponds to the pagination in the filing.

Response:

The Company does not believe your comment applies to our facts and circumstances. We will endeavor to ensure the table of contents corresponds to the pagination in our amendment.

Registration Statement’s Facing Page

5.	Our EDGAR records indicate that your primary standard industrial classification code number is 2990 rather than 2090. Please revise.

Response:

As per your recommendation the Company has revised it’s registration statement by inserting the standard industrial classification code 2990.

Calculation of Registration Fee, page 2

6.
Please note that the cross – reference to the risk factors section should be included on the prospectus cover page. Please relocate this disclosure accordingly. Refer to Item 501(b)(5) of Regulation S-K.

Response:

As per your recommendation we have amended our disclosure by updating our cover page so that the reference to the risk factors is on the cover page.

Prospectus Cover Page

7.
Please disclose that you are an emerging growth company. In addition, please revise the relevant sections of your prospectus where you discuss your emerging growth company status to describe how and when a company may lose such status. In addition, please consider describing the extent to which any of the exemptions are available to you as a Smaller Reporting Company.

Response:

As per your recommendation we have revised our disclosure by disclosing on the Inside Front and Outside Back Cover Pages of the Prospectus that we are an emerging growth company, the Company has disclosed in the section captioned Risks Related to this Offering how we could lose our status as an emerging growth company on page 8, paragraph 6. We have further disclosed the exemptions that are available to emerging growth companies in Risks Related to this Offering on page 7 paragraph 5.

8.
Please disclose that this is a self-underwritten, direct primary offering with no minimum purchase requirements. In addition, please identify the length of the offering period. In this regard, we note your “Termination of the offering period” disclosure on page six.

Response:

As per your recommendation we have amended our disclosure under the heading Prospectus Cover page, of this disclosure, page 3, 4th paragraph to read as follows; “This offering is self-underwritten. No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. There are no underwriting commissions involved in this offering. The Company is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.”

As per your request to identify the length of the offering period we offer the following on page 6 under the heading “Summary of the Offering by the Company; “This offering will conclude when all the securities being offered are sold or with in 90 days after the registration statement becomes effective with the Securities and Exchange Commission which ever happens first.”

9.	Based on “The company does not have an escrow account...” risk factor disclosure on page 10, please disclose here that the proceeds from this offering will not be placed in an escrow or trust account.

Response:

In accordance with your recommendation we have amended our disclosure by adding the following sentence to paragraph 2 sentence1 on the cover page; “The proceeds received from this offering will not be placed in escrow and are not subject to refund.”

10.
Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75% and 100% of the shares you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Response:

As per your recommendation we have revised our disclosure statement by adding the following to the Forepart of the Registration Statement and Outside Front Cover Page of Prospectus on page 4: “If a 100% of the shares are sold the proceeds to the Company is $180,000.00, if 75% of the shares are sold the proceeds to the Company is $135,000.00, if 50 % of the offered shares are sold the proceeds to the Company is $90,000.00 and if 25% of the shares are sold the proceeds to the company is $45,000.00.”

11.
Disclosure that you and your stockholders have no plans to merge into an operating company appears inconsistent with disclosure in note 3 to the financial statements on page 32 that you will be dependent upon the raising of additional capital to implement your business plan or merge with an operating company. Please reconcile these disclosures.

Response:

As per your recommendation we have revised note 3 by deleting, “or merge with an operating company”

Summary Information, page 5

12.	Please disclose the minimum level of funding required to conduct your business over the next 12 months, and the resulting consequences if you are unable to obtain this level of financing.

Response:

We have revised by adding the following, to the first paragraph under the heading “Summary Information about Epicure Charcoal, Inc.”; “Our auditors have issued a “going concern” opinion, meaning that there is substantial doubt if we can continue as an on-going business for the next twelve months unless we obtain additional capital. No substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations. With the exception of cash advances from our sole Officer and Director, our only source for cash at this time is investments by others in this offering.”

We incur costs associated with SEC reporting compliance..., page 8

13.	Revise the first sentence to clarify that you will become a reporting company upon effectiveness of the registration statement.

Response:

In accordance with your recommendation the Company has amended its registration statement by revising the first sentence under the heading of We incur costs associated with SEC reporting compliance, which may significantly affect our financial condition, to read as follows; “The Company “will become a reporting issuer” under the Securities Exchange Act of 1934, as amended. Therefore we will incur costs of compliance with applicable SEC reporting rules and regulations including, but not limited to attorneys fees, accounting and auditing fees, other professional fees, financial printing costs and Sarbanes-Oxley compliance costs in an amount estimated at approximately $25,000 per year.”

Dilution, page 15

14.
Disclosure that your sole director and officer paid $0.01 per share is inconsistent with disclosure in the statements of stockholders’ equity (deficit) on page 29 indicating that your sole director and officer paid $0.001 per share. Please revise your disclosures to remove apparent inconsistencies.

Response:

As per your recommendation we have revised our disclosure on page 15 under the heading “Dilution” the 1st paragraph, first sentence to read as follows; ‘The price of the securities being offered by the company are fixed at $0.04 per share this is significantly higher than the price paid by the Company’s sole officer and director who paid $0.001 per share.”

15.	Assuming the founder’s shares were sold at $0.001 per share, recalculate the difference in the share prices between the shares being offered and the founder’s shares.

Response:

As per your recommendation we have amended our disclosure under the heading Dilution on page 14 1ste paragraph the last sentence to read as follows; “The difference in the share prices between the shares offered and Mr. Alex Robertson founder’s shares are $0.039.”

Plan of Distribution, page 16

16.
It is not readily apparent what the intended meaning of your disclosure in the last sentence of the first paragraph is. Please revise your disclosure to explain the type of arrangements intended to address the possible effect of the offering on the price of stock, or in the alternative, remove the disclosure.

Response:

In accordance with your recommendation we have revised our registration statement by removing the last sentence on the first paragraph on page 16 under “Plan of Distribution”.

17.	Please expand your disclosure to address the requirements of Regulation M applicable to this offering.

Response:

As per your recommendation the Company has expanded its disclosure by adding the following, under the heading Plan of Distribution, the 1st paragraph, last sentence on page 16; “The Company is registering an additional 4,500,000 shares of its common stock for sale at $0.04 per share, the price is fixed at $0.04 per share for the duration of this offering.”

18.
Please tell us more about the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Mr. Robertson solicit the investors through direct mailings and/or through personal contacts? How will he identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Mr. Robertson intends to use in this regard.

Response:

As per your request as to how Mr. Robertson intends to solicit investors, Mr. Robertson intends to sell shares to family and friends if they choose to invest in this offering. Other than the prospectus there are no other materials that Mr. Roberts intends to use.

Description of Securities to Be Registered, page 17

Common stock, page 17

19.
You refer the reader to the statutes of the state of Nevada, among other things, for a complete description of the rights and liabilities of your stockholders. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise your disclosure accordingly

Response:

As per your recommendation we have revised our disclosure by amending the last sentence, 4th paragraph on page 18 to read as follows; “For a complete description of the rights and liabilities of the stockholders of the Company we refer you to the Bylaws of our Articles of Incorporation.”

20.
We note that the disclosure in Note 5 – Capital Stock on page 32, stating that no preferred or common shares have been authorized or issued, is inconsistent with your disclosure here, as well as your balance sheet disclosure on page 27 indicating that 5,000,000 shares of common stock are issued and outstanding. Please reconcile these disclosures.

Response:

We have revised our disclosure, as per your recommendation of Note 5 and have deleted “No preferred shares have been authorized or issued.” From Note 5.

Description of Business, page 18

General

21.	Please provide a brief description of the location and general character of your physical properties. See Item 102 of Regulation S-K.

Response:

As per your recommendation we have revised our disclosure in Description of Business on page19, the fist paragraph, the second sentence we have added the following: “The Company does not own or lease any property.”

22.
Disclosure indicates that you intend to enter into a business relationship with JODWA Trading. Briefly disclose the corporate history and the nature of business conducted by JODWA Trading, the current status of your business negotiations/arrangements with this entity, and the anticipated terms of the trade agreement, if known. To the extent that JODWA Trading is an affiliated or related party, please provide requisite disclosure in the “Certain Relationships and Related Transactions” section of the filing.

Response:

As per your request as to the Company’s relationship with Jodwa Trading; “the Company’s relationship is limited to verbal communications. Jodwa Trading is a company incorporated in Namibia that manufactures lump charcoal and briquettes and exports to various countries around the world. Through our initial discussions with JODWA Trading we understand that they have all the necessary equipment to manufacture the charcoal and bag it with our logo in place. We intend to enter into a trade agreement with JODWA Trading for the supply of our planned product. We do not currently have any intellectual property.”

23.
Please revise your disclosure to explain what SGS services is and the type of testing conducted by it. To the extent that your product is required to be certified, please provide requisite disclosure in the filing regarding such certification requirements, identifying also the regulatory body overseeing compliance with these requirements.

Response:

The Company has revised its disclosure by removing all references to SGS services.

Product Description, page 19

24.
Please remove all references to third-party websites throughout your disclosures. Please see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

Response:

As per your recommendation we have removed the source reference on page 21, first paragraph under the heading “Plan of Operations”.  We have also revised the last sentence, second paragraph on page19 by deleting the source. The hyperlink on page 21is a link to third party information that management sourced for its disclosure. We have amended the registration by adding the hyperlink in front of footnote 4.

25.	To the extent possible, please provide a brief overview of your product’s manufacturing process and discuss the main differences with the briquette charcoal method.

Response:

We have added the following: “Charcoal is made by burning wood in the absence of oxygen. Lump is charcoal in its most natural form. Unlike the pure lump charcoal, briquettes are manufactured wood by-products compressed with additives.. These additives do give off a chemical smell when lit. Burning the briquettes until covered with white ash before starting to cook should may prevent any chemical smells transferring to food.”

Pricing, page 19

26.
Disclose how your suggested retail pricing compares to that of competing products currently available on the market, while also discussing the economics of the manufacturing-related costs of your “premium priced charcoal.” In addition, please explain how the transportation and storage costs will impact the pricing of your products and your ability to sell them profitably.

Response:

We offer the following in response to your comment: “The estimated cost to land the charcoal in Blaine is 54 cents per pound. Mr. Robertson provides storage free of charge to the Company.

	Landed Cost	Retail Price	Gross Profit
8 lb Bag	$4.32	$7.99	$3.67
18 lb Bag	$9.72	$19.99	$10.17
35 lb Bag	$18.90	$36.99	$18.09

Competitive Pricing

	B&B Charcoal	Billy Bones BBQ Lump Charcoal	Western Hardwood Charcoal	Black Gold by Epicure Charcoal
5-10 LB	B&B Charcoal 8LB/$14.99 http://bbcharcoal.com/products/lump-charcoal/	Billy Bones BBQ Lump Charcoal 10LB/$10.00 http://www.nakedwhiz.com/lumpdatabase/lumpbag58.htm	Western Hardwood Charcoal 5.5LB/$6.49 http://www.nakedwhiz.com/lumpdatabase/lumpbag24.htm	8LB/$7.99
15-20 LB	B&B Charcoal 20LB/$22.99 http://bbcharcoal.com/products/lump-charcoal/	Royal Oak 17.6LB/$18 http://www.thefind.com/search?query=royal+oak+lump+charcoal	Western Hardwood Lump Charcoal 20LB/$51.25 http://www.amazon.com/dp/B004LL9CJ4/ref=asc_df_B004LL9CJ42342455?tag=thefind0265684-20&creative=395261&creativeASIN=B004LL9CJ4&linkCode=asn	18LB/$19.99
30-40 LB	B&B Charcoal 33LB/32.99 http://bbcharcoal.com/products/lump-charcoal/
Fogo All Natural Premium Hardwood lump Charcoal
35LB/$35
http://www.amazon.com/Fogo-FHWC35LB-35-Pound-Hardwood-Charcoal/dp/B009P166SU/ref=sr_1_2?s=lawn-garden&ie=UTF8&qid=1357963984&sr=1-2&keywords=Lump+Charcoal

Kerbroak Hardwood lump Charcoal
40LB/$44.99
http://www.amazon.com/dp/B009P1669E/ref=asc_df_B009P1669E2289229?smid=ATVPDKIKX0DER&tag=nextagus0019633-20&linkCode=asn&creative=395093&creativeASIN=B009P1669E
35LB/$36.99

Plan of Operation, page 20

27.
Please consider presenting a comprehensive tabular disclosure of your needed capital by identifying the significant steps or milestones that will need to be completed prior to the launch of your business during the next 12 months and the projected timeline for achieving each step.

Response:

We have amended our disclosure as per your recommendations; we are presenting the most significant steps prior to the launch of our business in the next 12 months with the projected time line for each significant step, in tabular format.

Significant step1 30 days	Travel to Namibia and Negotiations	25% shares sold $5,000	50% $5,000	75% $7,500	100% $7,500
Significant step 2 90 Days	Logo development, Market target research	$6,000	$19,000	$29,000	$30,500
Significant Step 3 120 days	Sales and marketing efforts	$24,000	$52,500	$81,500	$125,000

28.
Disclosure that you intend to have eight 40 feet containers in a storage facility in Blaine, Washington appears inconsistent with disclosure on page 18 that you intend to store the first containers of charcoal in Bellingham, Washington. Please reconcile these disclosures.

Response:

As per your recommendation we have revised our registration statement by removing all references to Bellingham and replacing it with Blaine.

The Market Opportunity, page 21

29.
Please provide the basis for management’s belief that the trend of increased shipping and increased price of Lump Charcoal will continue. Further revise your disclosure to (i) indicate the source of the tabular disclosure on page 22, and (ii) remove the subjective language in the last paragraph stating that “there is a bright future for the natural Lump Charcoal Industry.”

Response:

Under the caption “The Market Opportunity” we removed the subjective language in the last paragraph. The source of the tabular disclosure on page 22 is  http://www.hpba.org/statistics/barbecue-statistics/CharcoalShipments2010. Managements believe that the trend of increased shipping and increased price of Lump charcoal will continue is based on the foregoing information that was sourced from a third party website.

Competitive Advantages, page 23

30.
Revise the second paragraph to identify the low cost supplier from Namibia. Further, if you have entered into an agreement with the supplier, advise what consideration you have given to filing the agreement as an exhibit to the registration statement.

Response:

As per your recommendation we have revised our disclosure under “Competitive Advantages”, we have added the name of our intended supplier in the second paragraph; “ JODWA Trading”. The company has no written agreement to file as an exhibit to the registration statement.

(Regulatory Matters, page 23)

31.
With a view towards disclosure, please explain the basis for your statement that you do not “envisage any new regulations or expenses concerning imports from Namibia...” Since you intend to sell your brand of charcoal products for catering and restaurant grilling purposes in addition to recreational usage, please address in your disclosure any applicable regulatory matters for those usages.

Response

As per your recommendation the Company has amended its disclosure under the heading Regulatory Matters on page 23 to read as follows; “The Company is not aware of any regulatory matters regarding the import of Lump Charcoal for recreational or commercial usage.”

Financial Statements, page 26

32.
Please include the audit report for your financial statements from Kenne Ruan, CPA, P.C. dated October 20, 2012, which is referenced in the consent from Kenne Ruan, CPA, P.C. filed as exhibit 23.1 to the registration statement.

Response

As per your recommendation we have included the audit report with our financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, page 33

33.
Please revise your disclosure to provide a discussion of your operating cash requirements for the next twelve months, and the minimum amount of offering proceeds required to implement your business plan. If true, please disclose that you currently have no other plans, arrangements or commitments to raise any funds.

Response

As per your recommendation we have amended our disclosure to the first paragraph, the first and second sentence, under the heading Liquidity and Capital Resources, page 33 to read as follows; “Our auditors have issued a “going concern” opinion, meaning that there is substantial doubt if we can continue as an on-going business for the next twelve months unless we obtain additional capital. No substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations. With the exception of cash advances from our sole Officer and Director, our only source for cash at this time is investments by others in this offering. We must raise cash to implement our strategy and stay in business. The amount of the offering will likely allow us to operate for at least one year.”

Directors, Executive Officers, Promoter and Control Persons, page 34

34.	Please ensure to identify in the “Position” column of your tabular disclosure all of the offices held by Mr. Robertson.

Response

In accordance with your request, we have amended our disclosure by adding the following to the “Position”: President, Secretary, Treasurer and Director.

Certain Relationships and Related Transactions, page 38

35.
To the extent Mr. Robertson may be considered a control person or a promoter of the company, please expand your disclosure to the extent necessary to comply with all material requirements of Items 404(c) and (d) of Regulation S-K.

Response

We believe our disclosure complies with all the material requirements of this Item.

36.
Disclosure that the offer and sale was made under the exemption afforded by Regulation S appears inconsistent with disclosure under recent sales of unregistered securities on page 40 that the offer and sale was made under the exemption afforded by Section 4(2) of the Securities Act. Please reconcile the disclosures.

Response

We have revised our disclosure as follows “ This offer and sale was made pursuant to the exemption from registration afforded by Section 4(2)-Exempted Transactions of the Securities Act of 1933 transactions by an issuer not involving any public offering.”

Exhibit 5.1

37.
Since the securities covered by the registration statement have not yet been issued, please have counsel revise its opinion to state that the Registered Shares “will be” when sold legally issued, fully paid and non-assessable. Refer to Section II.B.1.a of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Response

We have revised our opinion as per your request.

38.	Counsel must consent also to being named in the registration statement. Please have counsel revise its opinion accordingly.

Response

Please see response to comment 37.

We trust this response and the amended S-1 meets with your approval.

Regards,

/s/Alex Robertson
Alex Robertson
President